SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

NexPoint Real Estate Strategies Fund

(Name of Issuer)

Class Z Shares of Beneficial Interest

(Title of Class of Securities)

65342M309

(CUSIP NUMBER)

Jason Post, Chief Compliance Officer

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D/A

CUSIP No. 65342M309	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,150.45
	8	SHARED VOTING POWER 94,059.41
	9	SOLE DISPOSITIVE POWER 50,150.45
	10	SHARED DISPOSITIVE POWER 94,059.41
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,209.86
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. 65342M309	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 289,859.61
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 289,859.61
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,859.61
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.8%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. 65342M309	Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,562.25
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 140,562.25
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,562.25
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), James D. Dondero and Nancy Marie Dondero (collectively, the “Reporting Persons”) relating to the Class Z Shares of Beneficial Interests (the “Shares”), of NexPoint Real Estate Strategies Fund, a Delaware statutory trust (the “Issuer”), held by the Reporting Persons and certain related or other entities.

James D. Dondero is the President of Strand Advisors, Inc., a Delaware corporation (“Strand”), and controls NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”). Strand is the general partner of Highland Capital. NexPoint GP is the general partner of NexPoint Advisors, L.P., a Delaware limited partnership and the investment advisor to the Issuer (“NexPoint”). Nancy Marie Dondero is the trustee of a trust (the “Trust”). This Schedule 13D relates to Shares of the Issuer held by (i) Highland Capital, both directly and indirectly through advised accounts, (ii) NexPoint and (iii) the Trust.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant and amends the Schedule 13D filed with the United States Securities and Exchange Commission on August 17, 2016. The Schedule 13D is supplementally amended as follows.

Item 2. Identity and Background

(a) This Schedule 13D is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), (ii) James D. Dondero and (iii) Nancy Marie Dondero.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of Highland Capital and Mr. Dondero is 300 Crescent Court, Suite 700, Dallas, Texas 75201. The address of the principal business office of Ms. Dondero is 1010 Crescent Beach Road, Vero Beach, Florida, 32963.

(c) The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser and/or manager to affiliates of Highland Capital. The principal business of Mr. Dondero is managing affiliates of Highland Capital. Mr. Dondero may be deemed to beneficially own Shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital and NexPoint. The principal business of Nancy Marie Dondero is serving as trustee of the Trust.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e) On September 25, 2014, Highland Capital entered into a settlement with the Securities and Exchange Commission (“SEC”) resulting in the SEC issuing an order. This order resolves the SEC’s allegations that Highland Capital violated Sections 204(a) and 206(3) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 204-2 thereunder by trading securities between its clients’ accounts and accounts in which Highland Capital and its principals maintained an ownership interest without adhering to certain requirements set forth by the Advisers Act. The transactions occurred between 2007 and 2009, and many were executed in an effort to generate or maintain liquidity for the advised accounts during September and October 2008. Specifically, the order found that, during the relevant time period, Highland Capital engaged in a number of transactions with its client advisory accounts without disclosing in writing to those clients that Highland Capital was acting as principal, or obtaining client consent to the transactions, before the trades were completed. Highland Capital did ultimately receive client consent for many of the transactions; however, this consent was received after the transactions had settled, and therefore did not comply with the requirements of Advisers Act Section 206(3). In addition, the order found that, during the relevant time period, Highland Capital failed to keep and maintain true, accurate and current certain books and records as required by the Advisers Act.

The order requires Highland Capital to cease and desist from committing or causing any violations and any future violations of Advisers Act Sections 204(a) and 206(3) and Rule 204-2; censures Highland Capital; and requires Highland Capital to pay a civil monetary penalty of $225,000. Highland Capital must also comply with certain undertakings, including retaining an independent consultant to conduct a comprehensive review of Highland Capital’s compliance and control systems relating to principal trades, and the creation and retention of its books and records. As of the date hereof, all of these undertakings have been completed.

(f) Mr. Dondero is a United States citizen. Highland Capital is a Delaware entity. Ms. Dondero is a United States citizen.

Item 3. Source and Amount of Funds

As of November 18, 2016, the Reporting Persons had invested approximately $5,801,750.04 (inclusive of brokerage commissions) in the securities of the Issuer. The source of these funds was the working capital and/or affiliated funds of the Reporting Persons.

Item 5. Interest in Securities of the Issuer

(a) As of November 18, 2016, (i) Highland Capital may be deemed to beneficially own 144,209.86 Shares, which represents approximately 41.2% of the outstanding Shares; (ii) James D. Dondero may be deemed to beneficially own 289,859.61 Shares, which represents approximately 82.8% of the outstanding Shares; and (iii) Nancy Marie Dondero, in her capacity of trustee of the Trust, may be deemed to beneficially own 140,562.25 Shares, which represents approximately 40.1% of the outstanding Shares. James D. Dondero has the right to acquire beneficial ownership of the 140,562.25 Shares owned by the Trust.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.[1]	50,150.45	94,059.41	50,150.45	94,059.41
James D. Dondero[2]	0	289,859.61	0	289,859.61
Nancy Marie Dondero[3]	140,562.25	0	140,562.25	0

(c) Annex A attached hereto lists all transactions in the Shares during the past sixty (60) days by the Reporting Persons. The transactions in the Shares were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

[1]	These Shares are held directly by Highland Capital both directly and indirectly through advised accounts. Mr. Dondero is the President and the director of Strand, the general partner of Highland Capital, and may be deemed to be an indirect beneficial owner of the Shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such Shares.
[2]	Includes Shares held by Mr. Dondero indirectly through (i) Highland Capital and (ii) NexPoint. Also includes Shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the Trust, for which he does not serve as trustee. Mr. Dondero is the President and the director of Strand, the general partner of Highland Capital, and controls NexPoint GP, the general partner of NexPoint, and may be deemed to be an indirect beneficial owner of the Shares held by Highland Capital and NexPoint. Mr. Dondero disclaims beneficial ownership of such Shares.
[3]	Includes Shares that Ms. Dondero may be deemed to beneficially own as the trustee of the Trust. Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of such Shares.

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2016

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Shares effected in the last sixty days by the Reporting Person on behalf of the Reporting Person in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on November 18, 2016.

Date	Effected By	Purchase/Sale	Quantity	Price
11/17/2016	Highland Capital	Open Market Purchase	94,059.41	$20.20

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